Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

EMAIL COMMUNICATION

From:	Day, Kristin R.
Sent:	Friday, November 15, 2013 10:09 AM
To:	Berry Petroleum Employees
Cc:	Heinemann, Robert F.; Sylvester, Dominick; Ellis, Mark; Emmons, Thomas
Subject:	Looking Ahead – LINN/Berry Merger

We are excited to be moving forward with the merger; pending shareholder approval we are looking at a closing date in mid-December. In light of things progressing, we wanted to touch base with you to clarify some items that may be on your mind.

The original terms of the Compensation Statements and Continuing Work Agreements (CWAs) provided to you previously are still valid. If you are new to Berry since mid-June or your position/compensation has changed, you will receive a new or updated statement or CWA from your supervisor by Nov. 20, 2013.

For those that have ongoing positions with LINN, you will receive an initial equity grant of units upon closing as detailed on your Compensation Worksheet. You will also be included in LINN’s normal compensation process whereby you will be eligible for a 2014 equity grant in January, as well as a 2013 bonus (based on Berry 2013 targets and ICP factor) paid in February and the annual (base salary) merit increase effective in early March.

Individuals with CWAs will also be eligible for 2013 bonuses and 2014 prorated bonuses based on the period defined in your work agreement. Both will be based on 2013 Berry targets and ICP factors. The 2013 bonus will be paid in February and the prorated 2014 bonus will be paid at the conclusion of your work agreement period. You will also be eligible for an annual merit increase in March, 2014.

We have also agreed to have Berry pay out all accrued vacation to current Berry employees before year end regardless of your status going forward (CIC, CWA or LINN employee). No carry over vacation into LINN will be necessary, as annual vacation entitlements will be available to employees as of January 1, 2014.

We are also in the process of updating the Compensation and Benefits FAQs (Frequently Asked Questions). We hope to make that available to you within the next few days so that you will have a “go to” for your questions as they arise. You can also email questions@linnenergy.com, if you have a specific question not covered in the FAQs. In addition, LINN plans to visit every current Berry location immediately after close to discuss enrollment in LINN’s benefit plans.

We look forward to updating you with additional items in the near future.

Tom Emmons, LINN Energy, VP Corporate Services

Dom Sylvester, BRY, VP Human Resources

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contacting Berry’s Investor Relations department at (303) 999-4071 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s and LinnCo’s respective directors and executive officers is available in the Registration Statement on Form S-4 related to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012 dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements included in this press release are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.